Exhibit 99.1

AMARIN CORPORATION PLC ANNOUNCES FOURTH QUARTER 2005 EARNINGS CONFERENCE CALL

LONDON, United Kingdom, February 3, 2006 -- Amarin Corporation plc (NASDAQ: AMRN) today announced that it will be discussing its fourth quarter and full year 2005 results in a conference call at 9.00 am (Eastern time) on Thursday, February 9th, 2006. Rick Stewart, chief executive officer, and Alan Cooke, chief financial officer, can be heard by dialling (800) 968 7995 (tollfree) in the U.S. or (706) 679 8403 (toll) elsewhere. Conference ID 5110956.

The call will also be webcast live and a link will be on the company’s website at www.amarincorp.com

For those who cannot listen to the live broadcast, a replay will be available shortly after the conference call on the link on the company’s web site www.amarincorp.com or by dialling (800) 642 1687 (tollfree) in the U.S. or (706) 645 9291 (toll) elsewhere, and entering the access code 5110956.

Contacts:

Amarin Corporation plc	+44 (0) 207 907 2442
Rick Stewart, Chief Executive Officer
Alan Cooke, Chief Financial Officer
investor.relations@amarincorp.com

Investors:
Lippert/Heilshorn & Associates, Inc.	+1 212 838 3777
Kim Golodetz (kgolodetz@lhai.com)
Anne Marie Fields (afields@lhai.com)

Media:
Powerscourt	+44 (0) 207 236 5615
Rory Godson/Victoria Brough

For press releases and other corporate information, visit our website at http://www.amarincorp.com. Information on our website is not part of this press release.

Disclosure Notice:

The information contained in this document is as of February 3, 2006. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's financial condition, results of operations, business prospects and products in research that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "project", ”forecast”, "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the success of Amarin's research and development activities, including the phase III trials with Miraxion in Huntington’s disease; decisions by regulatory authorities regarding whether and when to approve Amarin's drug applications, as well as their decisions regarding labeling and other matters that could affect the commercial potential of Amarin's products; the speed with which regulatory authorizations, pricing approvals and product launches may be achieved; the success with which developed products may be commercialized; competitive developments affecting Amarin's products under development; the effect of possible domestic and foreign legislation or regulatory action affecting, among other things, pharmaceutical pricing and reimbursement, including under Medicaid and Medicare in the United States, and involuntary approval of prescription medicines for over-the-counter use; Amarin's ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Amarin's product candidates; governmental laws and regulations affecting Amarin's operations, including those affecting taxation; Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating requirements; general changes in U.K. and U.S. generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures and other unusual items, including Amarin's ability to integrate its acquisition of Amarin Neuroscience Limited. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Annual Report on Form 20-F for the fiscal year ended December 31, 2004, as amended by Amendment No. 1 on Form 20-F/A, and in its Reports of Foreign Issuer on Form 6 K furnished to the SEC.